UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Liberator Medical Holdings, Inc.

Common Stock, par value $0.001 per share

53012L108

Tushar Shah c/o Kinderhook Capital Management, LLC

One Executive Drive, Suite 160

Fort Lee, NJ 07024

201-461-0955

October 4, 2010

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kinderhook Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,666,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,666,667
11	Aggregate Amount Beneficially Owned By Each Reporting Person 4,666,667
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) IA

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common stock, par value $0.001 per share (the “Common Stock”) of Liberator Medical Holdings, Inc. (the “Issuer”). The principal executive offices of the issuer of the Common Stock is 2979 SE Gran Park Way, Stuart, Florida 34997.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item.

If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name; Kinderhook Capital Management, LLC, a Delaware Limited Liability Corporation

(b) Residence or business address;	One Executive Drive, Suite 160
Fort Lee, New Jersey 07024

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

The principal business of Kinderhook Capital Management, LLC is as a registered investment adviser.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

Kinderhook Capital Management, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Kinderhook Capital Management, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship. Delaware Limited Liability Company

Item 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

On March 9, 2010, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which it issued and sold to Kinderhook Partners, L.P. (the “Partnership”), an advisory client of Kinderhook Capital Management, LLC, an aggregate of 4,666,667 shares of the Issuer’s Common Stock, in a private placement at a price of $1.50 per share. The description of the Purchase Agreement herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement. A copy of the Purchase Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

The funds used for the acquisition of the shares of Common Stock in the Purchase Agreement came from the working capital of Kinderhook Partners, L.P.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mark A. Libratore, the Issuer’s President, Chairman and Chief Executive Officer, entered into a Stockholders Agreement on March 9, 2010 with the Partnership, pursuant to which Mr. Libratore agreed to vote his shares of common stock of the Issuer in favor of the election of a director to be designated by the Partnership. On June 4, 2010, Morgan Duke, a partner of Kinderhook Capital Management, LLC, was elected to the Board of Directors of the Issuer. The description of the Stockholders Agreement herein is a summary and qualified in its entirety by the terms of the Stockholders Agreement, which is filed as Exhibit 2 to this Schedule D.

In connection with the Partnership’s election of Mr. Duke to the Board of Directors of the Issuer, Kinderhook Capital Management, LLC will receive an annual fee of $10,000, payable quarterly and $1,000 for each Board meeting attended. In addition, on June 4, 2010, Kinderhook Capital Management, LLC was granted an option to purchase up to 50,000 shares of the Issuer’s Common Stock at $1.55 per share, the closing Bulletin Board sale price on June 4, 2010, pursuant to a warrant (the “Warrant”) issued to Kinderhook Capital on June 4, 2010, vesting semi-annually over two years beginning on December 4, 2010. Mr. Tushar Shah and Mr. Stephen Clearman are the managing members of Kinderhook Capital Management, LLC and have the shared voting and dispositive power over the shares of Common Stock held by the Partnership.

Pursuant to the terms of the Purchase Agreement, the Issuer has provided the Partnership certain demand registration rights covering the resale of all of the shares issued in the private placement, as well as piggy-back registration rights in certain circumstances. The securities were issued in reliance upon the exemptions from registration under the Securities Act of 1933, as amended, provided by Regulation D and Section 4(2). The securities were issued directly by the Issuer and did not involve a public offering or general solicitation.

Kinderhook Capital Management, LLC acquired the Common Stock of the Issuer on behalf of the Partnership for investment purposes. Kinderhook Capital Management, LLC intends to review the Partnership’s holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Partnership’s overall strategic objectives and financial condition, Kinderhook Capital Management, LLC may from time to time consider a number of possible strategies intended to enhance the value of the Partnership’s investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Partnership’s assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that Kinderhook Capital Management, LLC will pursue any of the matters set forth above. Moreover, there can be no assurance that Kinderhook Capital Management, LLC will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by Kinderhook Capital Management, LLC. Kinderhook Capital Management, LLC reserves the right, at any time and in its sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.

The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

According to the Issuer’s most recent Form 10-K, the Issuer had 48,136,250 shares of Common Stock issued and 48,046,650 shares of Common Stock outstanding as of September 30, 2011. Kinderhook Capital Management reports beneficial ownership of 4,666,667 shares of Common Stock, representing 9.7% of the Common Stock outstanding.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Kinderhook Capital Management, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

Kinderhook Capital Management, LLC specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

None of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Kinderhook Capital Management, LLC serves as the investment adviser to the Partnership. Kinderhook GP, LLC serves as the general partner to the Partnership, and Messrs. Tushar Shah and Stephen Clearman serve as the general partner’s managing members. Each of these persons is known by Kinderhook Capital Management, LLC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported herein.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Reference is made to Items 3 and 4 herein and hereby are incorporated by reference.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit 1	Securities Purchase Agreement by and between Liberator Medical Holdings, Inc., and Kinderhook Partners, L.P., dated March 9, 2010
Exhibit 2	Stockholders Agreement by and between Mark A. Libratore and Kinderhook Partners, L.P., dated March 9, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 13, 2012

Signature	/s/ Tushar Shah

Name/Title	Tushar Shah / Managing Member of Kinderhook Capital Management, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)